October 1, 2019

Robert P. Capps
Co-Chief Executive Officer
Mitcham Industries, Inc.
2002 Timberloch Place
Suite 400
The Woodlands, Texas 77380

       Re: Mitcham Industries, Inc.
           Registration Statement on Form S-3
           Filed on September 27, 2019
           File No. 333-233984

Dear Mr. Capps:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer L pez, Staff Attorney, at (202) 551-3792 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            CF Office of Trade
& Services